Exhibit 99.1

Origin Agritech Announces Key Management Changes

BEIJING, December 3, 2018 /PRNewswire/ -- Origin Agritech Ltd. (NASDAQ: SEED) (the “Company” or “Origin”), an agriculture technology and rural e-commerce company, today announced key management changes. Dr. Gengchen Han, the Executive Chairman of the Company, and the Chief Executive Officer of the Company between 1997 and 2009 and between 2011 and 2016, has returned to become Chief Executive Officer of the Company, and Dr. James Chen, the former Chief Executive Officer of the Company, is now the Chief Financial Officer of the Company. The Company also announced that Mr. Shuangcheng Zhou will become the President of the Company upon the closing of the Share Subscription Agreement signed on October 16, 2018 between the Company and Longhan Investment Co., Ltd. (“Longhan”).

Mr. Zhou is currently the Chairman and Chief Executive Officer of Longhan, the company he started in 2010. Mr. Zhou has served as the Chairman of China National Travel Industry Corporation previously. He has also been the Vice President of the National Research Institute of Policy Science and Vice-Chairman and Secretary-General of the Silk Road Special Fund Committee, among other positions in various government entities.

“I’m excited to return as the CEO of the Company and to welcome Mr. Zhou to our management team as we’re moving into new strategic directions of an Origin e-Commune Network and the ISALR cooperation programs with Longhan,” said Dr. Gengchen Han. He continued, “Our board and I thank Dr. Chen for his excellent service as CEO during this challenging period of time and we trust that his continuing service as CFO will serve well for the Company.”

“I’m thrilled to join Origin’s management team and very happy to work with Dr. Han, Origin’s board and its management team,” said Mr. Zhou, “I believe our cooperation program in ISALR technologies could create a major new business that will take Origin to a much higher level. Our teams have already been working together and are identifying business opportunities to implement in 2019 and beyond.”

“I have been a strong believer for Origin and Dr. Han’s leadership. I’m grateful that I have the opportunity to help the Company moving into the new strategic directions. The return of Dr. Han back as the CEO, the ISALR cooperation program with Longhan, and Mr. Zhou’s agreement to join Origin’s management team will set a strong basis for the business growth going forward,” said Dr. Chen.

The ISALR (Integrated Saline-Alkaline Land Reclamation) cooperation programs with Longhan is the technology cooperation between Origin and Longhan. Origin and Longhan agreed to commercialize the ISALR technologies and target to plant on 1 million mu (~165,000 acres) of saline-alkaline land in 2019.

About Origin Agritech Limited

Origin Agritech Limited, founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, is China's leading agricultural technology and a rural social e-commerce company, expanding in mid-2018 from crop seed breeding and genetic improvement business to be a leading technology developer in new rural e-commerce platform and Blockchain technologies. In crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. For further information, please visit the Company's website at: http://www.originseed.com.cn or http://www.originseed.com.cn/en/.

Forward-Looking Statements

This communication contains "forward-looking statements" as defined in the federal securities laws, including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements address expected future business and financial performance and financial condition, and contain words like "expect," "anticipate," "intend," "plan," "believe," "seek," "will," "would," "target," and similar expressions and variations. Forward-looking statements address matters that are uncertain. Forward-looking statements are not guarantees of future performance and are based on assumptions and expectations which may not be realized. They are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates but involve a number of risks and uncertainties, many of which are beyond the company's control. Some of the important factors that could cause the company's actual results to differ materially from those discussed in forward-looking statements are: failure to develop and market new products and optimally manage product life cycles; ability to respond to market acceptance, rules, regulations and policies affecting our products; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, interest and currency exchange rates; business or supply disruptions; natural disasters and weather events and patterns; ability to protect and enforce the company's intellectual property rights; and separation of underperforming or non-strategic assets or businesses. The company undertakes no duty or obligation to publicly revise or update any forward-looking statements as a result of future developments, or new information or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Contact:

James Chen
Phone: +86-10-58907556
Email: james.chen@originseed.com.cn

SOURCE: Origin Agritech Limited